UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

The Coca-Cola Company and Coca-Cola FEMSA to acquire

AdeS soy-based beverage business from Unilever

Atlanta, Georgia,

Mexico City, Mexico,

June 1, 2016

The Coca-Cola Company (NYSE: KO), together with Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF), announces that it has entered into an agreement with Unilever (LN: ULVR) to acquire Unilever’s AdeS soy-based beverage business for an aggregate amount of US$ 575 million.

Founded in 1988 in Argentina, AdeS is the leading soy-based beverages brand in Latin America. As the first major brand launched in the category, AdeS pioneered the development of the second largest global market for soy-based beverages. The AdeS brand currently has a presence in Brazil, Mexico, Argentina, Uruguay, Paraguay, Bolivia, Chile, and Colombia. During 2015, AdeS sold 56.2 million unit cases of beverages and generated net revenues of US$ 284 million.

“The acquisition of AdeS marks another milestone for the Coca-Cola system in providing increased choice of nutritious and delicious products to our consumers.  AdeS is a leading brand in its category and we are very excited to add it to our stills portfolio.  This continues the successful joint venture partnerships with our Latin American bottling partners and brings more innovative offerings to our markets,” said Brian Smith, President, Latin America Group, The Coca-Cola Company.

“AdeS complements and reinforces our non-carbonated beverage portfolio offer, providing our consumers with a wider range of choices. Together with our partner, The Coca-Cola Company, we will leverage the leading position of the AdeS brand, integrating it into our robust route-to-market model to drive value and further innovation on this new beverage platform,” said John Santa Maria, Chief Executive Officer of Coca-Cola FEMSA.

“This sale is a step in reshaping our portfolio in Latin America to deliver sustainable growth for Unilever and enables us to sharpen our focus. AdeS is an iconic brand and we believe that its potential can be fully realized within the Coca-Cola system”, said Miguel Kozuszok, EVP, Latin America, Unilever

This transaction has been approved by the Boards of Directors of The Coca-Cola Company, Coca-Cola FEMSA, and Unilever, and is subject to regulatory approvals and customary closing conditions. Post completion, it is intended that the AdeS business will become part of the non-carbonated beverage platforms that Coca-Cola FEMSA shares with The Coca-Cola Company in its franchise territories. In all other territories, The Coca-Cola Company will work with its local bottling partners to develop AdeS in those markets through similar non-carbonated beverage partnership arrangements.

The Coca-Cola Company and Coca-Cola FEMSA to acquire AdeS soy-based beverage business from Unilever June 1, 2016	Page 1

About the Companies

About The Coca-Cola Company:

The Coca-Cola Company (NYSE: KO) is the world's largest beverage company, refreshing consumers with more than 500 sparkling and still brands and more than 3,800 beverage choices. Led by Coca-Cola, one of the world's most valuable and recognizable brands, our company’s portfolio features 20 billion-dollar brands, 18 of which are available in reduced-, low- or no-calorie options. Our billion-dollar brands include Diet Coke, Coca-Cola Zero, Fanta, Sprite, Dasani, vitaminwater, Powerade, Minute Maid, Simply, Del Valle, Georgia and Gold Peak. Through the world's largest beverage distribution system, we are the No. 1 provider of both sparkling and still beverages.  More than 1.9 billion servings of our beverages are enjoyed by consumers in more than 200 countries each day. With an enduring commitment to building sustainable communities, our company is focused on initiatives that reduce our environmental footprint, create a safe, inclusive work environment for our associates, and enhance the economic development of the communities where we operate. Together with our bottling partners, we rank among the world's top 10 private employers with more than 700,000 system associates. For more information, visit Coca-Cola Journey at www.coca-colacompany.com, follow us on Twitter at twitter.com/CocaColaCo, visit our blog, Coca-Cola Unbottled, at www.coca-colablog.com or find us on LinkedIn at www.linkedin.com/company/the-coca-cola-company.

For additional information or inquiries contact Petro Kacur +1 404-676-2683

About Coca-Cola FEMSA:

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 358 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

For additional information or inquiries contact the Investor Relations team:

•         Roland Karig | roland.karig@kof.com.mx | (5255) 1519-5186

•         José Manuel Fernández | josemanuel.fernandez@kof.com.mx | (5255) 1519-5148

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

The Coca-Cola Company and Coca-Cola FEMSA to acquire AdeS soy-based beverage business from Unilever June 1, 2016	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: May 31, 2016